Exhibit 99.2

STANDARD LITHIUM LTD. (the “Company”) Voting Results for Annual General and Special Meeting of Shareholders of the Company held on June 27, 2024 (the “Meeting”)
REPORT OF VOTING RESULTS National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Common shares of the Company (the “Common Shares”) represented at the Meeting: 47,372,931

Total issued and outstanding Common Shares as at record date: 183,465,256

Percentage of issued and outstanding Common Shares represented: 25.82%

1.            Appointment of Auditor

By resolution passed by a vote of shareholders, PricewaterhouseCoopers LLP, Chartered Professional Accountants were appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the remuneration of the auditor, with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
44,876,493	94.73%	2,496,438	5.27%

2.            Setting the Number of Directors

By resolution passed by a vote of shareholders, the number of directors was set at seven (7) with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
43,764,562	93.41%	3,089,596	6.59%

3.            Election of Directors

By resolution passed by a vote of shareholders, the seven nominees listed in the Company’s management information circular dated May 15, 2024 (the “Circular”) were elected as directors of the Company to hold office for the ensuing year, with the following results:

Nominee	Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
Robert Cross	19,778,657	95.85%	855,828	4.15%
Dr. Andrew Robinson	19,780,164	95.86%	854,323	4.14%
Robert Mintak	19,416,873	94.10%	1,217,631	5.90%
Jeffrey Barber	19,519,715	94.63%	1,108,525	5.37%
Dr. Volker Berl	19,733,993	95.64%	900,510	4.36%
Claudia D’Orazio	19,682,700	95.39%	951,804	4.61%
Anca Rusu	19,587,327	95.04%	1,021,653	4.96%

4.            Ratification of By-Law No.1

By resolution passed by a vote of shareholders, the Company’s new by-laws, as set out in the Circular, were ratified with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
17,640,271	85.49%	2,994,233	14.51%

5.            Reapproval of the Stock Option Plan

By resolution passed by a vote of shareholders, the Company’s stock option plan, as set out in the Circular, was reapproved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
18,809,893	91.16%	1,824,610	8.84%

6.            Reapproval of the Long-Term Incentive Plan

By resolution passed by a vote of shareholders, the Company’s long term incentive plan, as set out in the Circular, was reapproved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
18,830,291	91.26%	1,804,213	8.74%

Each vote on the matters listed in the Circular was based on the ballots and proxies deposited for the Meeting and the electronic voting by poll during the Meeting. Each of the matters set out above is described in greater detail in the Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedarplus.com.

Dated: June 28, 2024